[Letterhead of BCB Community Bank]

July 26, 2013

Ms. Sharon Blume
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Comment Letter dated June 28, 2013

Dear Ms. Blume,

Please accept this correspondence as a response to your comment letter sent to my attention as Chief Executive Officer of BCB Bancorp, Inc. The order of this response will correspond directly to the items specified in your comment letter.

With respect to the items identified on Form 10-K for the fiscal period ended December 31, 2012 regarding Lending Activities, please note the following:

Comment 1

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All future tabular loan disclosures will provide a disaggregated disclosure of the loan portfolio, broken down by originated loans; acquired loans recorded at fair value and acquired loans that exhibited credit impairment at acquisition.

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Consistent with the aforementioned amended information, all tabular information regarding the allowance for loan losses will be likewise amended in the same manner as the disclosure of the loan portfolio providing the same level of disaggregated information. All subsequent discussions contained in the body of our filings will also be revised consistent with the detail and methodology used to determine the amended tabular information.

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That portion of our Accounting Policy dealing with the acquisition of impaired loans and our application of SOP 03-3 will be revised to indicate the manner in which the credit impairment of the acquired loans were measured and identified. Further, a clarification of the application of SOP 03-3 will be done for all acquired loans, not just those with some level of credit impairment.

•	Note Six will be revised to provide a roll-forward of the non-accretable yield.

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Note Two will be revised, including an expanded discussion on the process of charging-off the principal on acquired loans first being applied to the non-accretable discount portion of the fair value adjustment.

Comment 2

Lastly, regarding loan delinquencies, the table of non-accruing loans and their related disclosures, including the footnotes to the financial filings will be revised in future filings to clearly set forth accruing and non-accruing troubled debt restructurings.

In conformance with the language contained in the Comment Letter, all revised information will be reported in the manner requested, beginning with the filing of our Form 10-Q for the quarterly period ended June 30, 2013.

Comment 3

Regarding Item 11, Executive Compensation, Summary Compensation Table, all future filings will be structured to provide compensation information for up to three most highly compensated Executive Officers earning over $100,000 in annual income in addition to the Principal Executive Officer and the Principal Financial Officer in conformance with Item 402, Regulation S-K. It should be noted that BCB Community Bank, the wholly owned subsidiary of BCB Bancorp, Inc., presently has four Executive Officers which include the Principal Executive Officer and Principal Financial Officer.

Comment 4

With respect to Item 13, Certain Relationships and Related Transactions, Incorporated from the Definitive Proxy Statement on Schedule 14A, Related Party Transactions, page 24, all future filings will include disclosure that indicates compliance with Instruction 4(c)(ii) to Item 404 (a) of Regulation S-K.

Comment 5

Regarding the comment about the Form 8-K disclosure filed on April 27, 2012, all future Form 8-K filings reporting the results of a frequency vote required by Exchange Act Rule 14(a)-21, will include the disclosure required by Item 5.07(d) of Form 8-K. This will likewise include the conclusion by the Board of Directors as to how they will consider the shareholders’ vote on the say on pay proposals.

By virtue of this response and the language contained herein, the Company acknowledges, among other items that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am hopeful that the responses found in the body of this correspondence favorably addresses those issues specified in your comment letter. Should you or any member of your staff encounter a question or concern regarding any aspect of these responses, please do not hesitate to contact me.

Sincerely,

/s/ Donald Mindiak
Donald Mindiak
Chief Executive Officer
BCB Bancorp, Inc.

Acquired Loans

Loans that we acquire in acquisitions are recorded at fair value with no carryover of the related allowance for loan losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

We have acquired loans in two separate acquisitions. For each acquisition, we reviewed all acquired loans and considered the following factors as indicators that such an acquired loan had evidence of deterioration in credit quality and was therefore in the scope of Accounting Standards Codification (“ASC”) 310-30:

•	Loans that were 90 days or more past due,

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Loans that had an internal risk rating of substandard or worse. Substandard is consistent with regulatory definitions and is defined as having a well defined weakness that jeopardizes liquidation of the loan,

•	Loans that were classified as nonaccrual by the acquired bank at the time of acquisition, or,

•	Loans that had been previously modified in a troubled debt restructuring.

Any acquired loans that were not individually in the scope of ASC 310-30 because they did not meet the criteria above were accounted for under ASC 310-20 (Nonrefundable fees and other costs.)  Charge-offs of the principal amount on acquired loans accounted for under ASC 310-20 would charged off against the allowance for loan losses.

Acquired loans accounted for under ASC 310-30

We performed a fair valuation of each of the loans and each loan was recorded at a discount. We determined that at least part of the discount on the acquired loans was attributable to credit quality by reference to the valuation model used to estimate the fair value of the loan. The valuation model incorporated lifetime expected credit losses into the loans’ fair valuation in consideration of factors such as evidence of credit deterioration since origination and the amounts of contractually required principal and interest that we did not expect to collect as of the acquisition date.

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The excess of expected cash flows from acquired loans over the estimated fair value of acquired loans at acquisition is referred to as the accretable discount and is recognized into interest income over the remaining life of the acquired loans using the interest method. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the acquired loans. Subsequent decreases to the expected cash flows require us to evaluate the need for an addition to the allowance for loan losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount which we then reclassify as accretable discount that is recognized into interest income over the remaining life of the loan using the interest method. Our evaluation of the amount of future cash flows that we expect to collect takes into account actual credit performance of the acquired loans to date and our best estimates for the expected lifetime credit performance of the loans using currently available information. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment. To the extent that we experience a deterioration in credit quality in our expected cash flows subsequent to the acquisition of the loans, an allowance for loan losses would be established based on our estimate of future credit losses over the remaining life of the loans.

In accordance with ASC 310-30, recognition of income is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.  We perform such an evaluation on a quarterly basis on both our acquired loans individually accounted for under ASC 310-30.

Cash flows for acquired loans individually accounted for under ASC 310-30 are estimated on a quarterly basis.  Based on this evaluation, a determination is made as to whether or not we have a reasonable expectation about the timing and amount of cash flows.  Such an expectation includes cash flows from normal customer repayment, foreclosure or other collection efforts.

To the extent that we cannot reasonably estimate cash flows, interest income recognition is discontinued.

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